EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at March 31,	As at December 31,
	2013	2012
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$86,321	$104,631
Term deposits with banks	2,574	4,184
Financial assets, available-for-sale	7,535	7,472
Accounts receivables	3,743	4,242
Receivables from sales representatives	12,118	7,773
Inventories	360	410
Prepaid expenses and other current assets	33,119	18,396
	145,770	147,108
Non-current assets
Property and equipment	49,723	30,442
Investment properties	96,994	97,377
Intangible assets	32,441	33,136
Long term investment	100	100
Deferred income tax assets	248	244
Other non-current assets	3,364	2,762
	182,870	164,061
Total assets	$328,640	$311,169

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,426	$12,531
Deferred income and customer prepayments	99,413	84,540
Accrued liabilities	20,084	20,409
Income tax liabilities	865	1,225
	128,788	118,705
Non-current liabilities
Deferred income and customer prepayments	10,570	9,062
Deferred income tax liabilities	5,970	6,090
	16,540	15,152
Total liabilities	145,328	133,857

Equity attributable to Company’s shareholders
Common shares	524	521
Treasury shares	(150,089)	(150,089)
Other reserves	157,328	156,629
Retained earnings	164,480	158,859
Total Company shareholders’ equity	172,243	165,920
Non-controlling interests	11,069	11,392
Total equity	$183,312	$177,312
Total liabilities and equity	$328,640	$311,169

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Revenue
Online and other media services (Note 1)	$27,959	$35,223
Exhibitions	1,501	2,217
Miscellaneous	1,792	1,477
	31,252	38,917
Operating Expenses:
Sales (Note 2)	10,993	15,034
Event production	396	326
Community and content (Note 2)	6,185	6,928
General and administrative (Note 2)	9,792	10,174
Information and technology (Note 2)	3,314	3,391
Total Operating Expenses	30,680	35,853
Profit on sale of property	4,457	-
Profit from Operations	5,029	3,064
Interest income	274	186
Share of loss of associate	-	(14)
Profit before income taxes	5,303	3,236
Income tax expense	(26)	(163)
Net profit	$5,277	$3,073
Net loss attributable to non-controlling interests	344	32
Net profit attributable to the Company’s shareholders	$5,621	$3,105
Basic net profit per share attributable to the Company’s shareholders	$0.16	$0.09
Shares used in basic net profit per share calculations	34,370,934	33,978,792
Diluted net profit per share attributable to the Company’s shareholders	$0.16	$0.09
Shares used in diluted net profit per share calculations	35,914,192	35,573,189

Note: 1.	Online and other media services consists of:

	Three months ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Online services	$24,975	$30,877
Print services	2,984	4,346
	$27,959	$35,223

Note: 2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended March 31,
	2013	2012
	(Unaudited)	(Unaudited)
Sales	$68	$62
Community and content	(41)	(35)
General and administrative	229	265
Information and technology	85	72
	$341	$364